SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

(Amendment No. 3)*

Advanced Marketing Services, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

00753T 10 5

(CUSIP Number)

Robert E. Robotti
c/o Robotti & Company, Incorporated
52 Vanderbilt Avenue
New York, New York 10017

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 5, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 46 Pages).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons
    Robert E. Robotti
    I.R.S. Identification Nos. of above persons (entities only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
    AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    United States

Number of   7. Sole Voting Power: -0-
Shares
Beneficially   8. Shared Voting Power: 1,345,316
Owned by
Each   9. Sole Dispositive Power: -0-
Reporting

Person With   10. Shared Dispositive Power: 1,345,316

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     1,345,316

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
     7.0%

14. Type of Reporting Person (See Instructions)
     IN, HC

1. Names of Reporting Persons
    Robotti & Company, Incorporated
    I.R.S. Identification Nos. of above persons (entities only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
    WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    New York

Number of	7. Sole Voting Power: -0-
Shares Beneficially	8. Shared Voting Power: 572,977
Owned by Each	9. Sole Dispositive Power: -0-
Reporting Person With	10. Shared Dispositive Power: 572,977

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     572,977

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
     3.0%

14. Type of Reporting Person (See Instructions)
     CO, HC

1. Names of Reporting Persons
    Robotti & Company, LLC
    I.R.S. Identification Nos. of above persons (entities only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
    WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    New York

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power: -0-

8. Shared Voting Power: 22,869

9. Sole Dispositive Power: -0-

10. Shared Dispositive Power: 22,869

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     22,869

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
     Less than 1%

14. Type of Reporting Person (See Instructions)
     OO

1. Names of Reporting Persons
   Robotti & Company Advisors, LLC
   I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]
   (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 550,108
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 550,108

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    550,108

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13. Percent of Class Represented by Amount in Row (11)
    2.9%

14. Type of Reporting Person (See Instructions)
    OO, IA

1. Names of Reporting Persons
   Suzanne Robotti
   I.R.S. Identification Nos. of above persons (entities only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]
   (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
   PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   United States

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: 9,358	
8. Shared Voting Power: -0-	
9. Sole Dispositive Power: 9,358	
10. Shared Dispositive Power: -0-	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    9,358

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
    Less than 1%

14. Type of Reporting Person (See Instructions)
    IN

1. Names of Reporting Persons.
    Kenneth R. Wasiak
    I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)   [ ]
    (b)   [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
    AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    United States

Number of Shares Beneficially Owned by Each Reporting Person With	
7.	Sole Voting Power: -0-
8.	Shared Voting Power: 772,339
9.	Sole Dispositive Power: -0-
10.	Shared Dispositive Power: 772,339

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     772,339

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
     4.1%

14. Type of Reporting Person (See Instructions)
     IN, HC

1. Names of Reporting Persons.
   Ravenswood Management Company, L.L.C.
   I.R.S. Identification Nos. of above persons (entities only).

---

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]
   (b) [ ]

---

3. SEC Use Only

---

4. Source of Funds (See Instructions)
   WC

---

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

---

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: 772,339
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 772,339

---

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    772,339

---

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

---

13. Percent of Class Represented by Amount in Row (11)
    4.1%

---

14. Type of Reporting Person (See Instructions)
    OO

1. Names of Reporting Persons.
   The Ravenswood Investment Company, L.P.
   I.R.S. Identification Nos. of above persons (entities only).

---

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]
   (b) [ ]

---

3. SEC Use Only

---

4. Source of Funds (See Instructions)
   WC

---

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

---

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: 772,339
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 772,339

---

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    772,339

---

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

---

13. Percent of Class Represented by Amount in Row (11)
    4.1%

---

14. Type of Reporting Person (See Instructions)
    PN

1. Names of Reporting Persons.
   Chris Sansone
   I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]
   (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   United States

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: -0-	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: -0-	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    -0-

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
    0%

14. Type of Reporting Person (See Instructions)
    IN

This Statement of Beneficial Ownership on Schedule 13D/A Amendment No. 3 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission"). This Statement amends as specifically stated herein the Schedule 13D/A Amendment No. 2 (the "Schedule 13D"), filed on June 29, 2006 with the Commission. Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.   Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated to read as follows:

(a), (b),(c) and (f). This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company, LLC ("Robotti & Company"), Robotti & Company Advisors, LLC ("Robotti Advisors"), Suzanne Robotti, Kenneth R. Wasiak ("Wasiak"), Chris Sansone, Ravenswood Management Company, L.L.C. ("RMC"), and The Ravenswood Investment Company, L.P., ("RIC," and together with Robotti, ROBT, Robotti & Company, Robotti Advisors, Suzanne Robotti, Wasiak, Chris Sansone and RMC, the "Reporting Persons").

Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT. ROBT, a New York corporation, is the parent holding company of Robotti & Company and Robotti Advisors. Robotti & Company, a New York limited liability company, is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act"). Robotti Advisors, a New York limited liability company, is an investment advisor registered under the Investment Advisers Act of 1940, as amended.

Suzanne Robotti is a United States citizen. Her principal occupation is as a broker with Robotti & Company. Mr. Robotti and Ms. Robotti are husband and wife.

Mr. Wasiak, is a United States citizen whose principal occupation is serving as a consultant to the accounting firm of Pustorino, Puglisi & Company, P.C. Each of Messrs. Robotti and Wasiak is a Managing Member of RMC. RMC, a New York limited liability company, is the general partner of RIC. RIC, a New York limited partnership, is a private investment partnership engaged in the purchase and sale of securities for its own account.

Chris Sansone is a United State citizen. His principal occupation is as a broker with Robotti & Company.

The address of each of the Reporting Persons other than Mr. Wasiak and RMC is 52 Vanderbilt Avenue, New York, New York, 10017. RMC's address is 104 Gloucester Road, Massapequa, New York, 11758. Mr. Wasiak's business address is 515 Madison Avenue, New York, New York 10022.

Executive Officers and Directors:

In accordance with the provisions of General Instruction C to Schedule 13D information concerning executive officers and directors of ROBT, Robotti & Company and Robotti Advisors included in Schedule A hereto and is incorporated by reference herein.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated to read as follows:

The aggregate purchase price of the 22,869 shares of the Common Stock held by Robotti & Company is $102,281 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Robotti & Company were paid for using its own working capital and the working capital of its discretionary customers.

The aggregate purchase price of the 550,108 shares of the Common Stock held by Robotti Advisors is $2,464,012 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Robotti Advisors were paid for using the working capital of its clients.

The aggregate purchase price of the 9,358 shares of the Common Stock held by Suzanne Robotti is $43,202 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Suzanne Robotti were paid for using her personal funds.

The aggregate purchase price of the 772,339 shares of the Common Stock held by RIC is $3,279,744 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by RIC were paid for using its working capital.

Item 4.   Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

On September 5, 2006, the Ravenswood Investment Company, L.P. filed with the Corporate Secretary of Advanced Marketing Services, Inc. a formal notice (the "Nomination Letter") nominating three persons for its slate of directors for the 2006 Annual Meeting of Shareholders of Advanced Marketing. Ravenswood explained, in a separate letter dated the same day (the "Bartlett Letter") to Robert F. Bartlett, Chairman of the Board of Advanced Marketing, that it filed this notice due to the management and the Board of Directors of Advanced Marketing failing to address the issues previously raised by Ravenswood, as a precaution to the Board further ignoring its stockholders, and due to the Board's imposition of notification requirements for nominating candidates for the Board of Directors:

The issues previously raised by Ravenswood are:

(1) What is the current financial position of Advanced Marketing?
(2) What are the reasons for the deregistration of Advanced Marketing's stock and its plans for future reporting of financial and other information?
(3) What is Advanced Marketing's short-term and long-term strategic direction?
(4) What are the reasons for the departure of Bruce C. Myers as president and chief executive officer of Advanced Marketing and his replacement by Gary M. Rautenstrauch?
(5) What are the reasons for and the intended outcome of any other recent staffing changes?

Ravenswood believes it is time to appoint three representatives of significant shareholders to its Board of Directors. Ideally, these would be representatives of several different large stockholders of Advanced Marketing. Unfortunately, because of the Board's imposition of a Stockholders Rights Plan, Ravenswood is reticent to speak with and cannot develop a slate with other stockholders.

Ravenswood filed its Nomination Letter with respect to a three person slate which is short of a majority because it is currently looking for stockholder representation on the Board of Directors not to take over Advanced Marketing. However, if Ravenswood is forced, by the Board's deliberate failure to address the issues Ravenswood has outlined, to run a slate of Directors, it intends to (1) file a slate to replace all seven members of the Board of Directors, and (2) cause Advanced Marketing to have its first stockholders meeting since 2003. Copies of the Nomination Letter and the Bartlett Letter are attached hereto as Exhibits 3 and 4, respectively, and incorporated herein by reference.

On September 5, 2006, Ravenswood also filed a demand letter, pursuant to Section 220 of the Delaware General Corporation Law, to inspect certain books, records, and documents of Advanced Marketing, principally, lists of record and beneficial holders of the issuer's stock. A copy of the stockholder demand letter is attached hereto as Exhibit 5 and incorporated herein by reference.

Item 5. **Interest in Securities of the Issuer**

Item 5(a)-(e) of the Schedule 13D is hereby amended and restated to read as follows:

(a)-(b) As of June 29, 2006, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*
Robotti (1)(2)(3)(4)(5)(6)	1,345,316	0	1,345,316	7.0%
ROBT (1)(2)(3)	572,977	0	572,977	3.0%
Robotti & Company (1)(2)	22,869	0	22,869	**
Robotti Advisors (1)(3)	550,108	0	550,108	2.9%
Suzanne Robotti (1)(4)(5)	9,358	9,358	0	**
Wasiak (1)(6)	772,339	0	772,339	4.1%
Chris Sansone (1)	0	0	0	0%
RMC (1)(6)	772,339	0	772,339	4.1%
RIC (1)(6)	772,339	0	772,339	4.1%

*Based on 19,055,455 shares of Common Stock, $0.001 par value, outstanding as of June 1, 2003, as disclosed in the Issuer's Schedule 14A Proxy Statement filed with the Securities and Exchange Commission on July 11, 2003.

**Less than one percent.

(1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Filing Parties except to the extent of such Reporting Person's pecuniary interest therein, if any.
(2) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition of, 22,869 shares of Common Stock owned by the discretionary customers of Robotti & Company and Robotti & Company
(3) Each of Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote, and share the power to dispose or to direct the disposition of, 550,108 shares of Common Stock owned by the advisory clients of Robotti Advisors.
(4) Suzanne Robotti has the sole power to vote or direct the vote, and has the sole power to dispose or to direct the disposition of, 9,358 shares of Common Stock.
(5) Each of Mr. Robotti and Mrs. Robotti may be deemed for certain purposes to be the beneficial owner of the shares of Common Stock set forth across from the other's name, because of their marriage.
(6) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition of, 772,339 shares of Common Stock owned by RIC.

(c) The table below lists all the transactions in the Issuer's Common Stock in the past sixty days by the Reporting Persons. All such transactions were made in the open market

Transactions in Shares Within the Past Sixty Days.

Party	Date of Purchase/ Sale	Number of Shares of the Common Stock	Buy/Sell	Price Per Share
Robotti Advisors' Advisory Clients	08/04/2006	(457)	SELL	$3.60
Robotti Advisors' Advisory Clients	08/01/2006	1,750	BUY	$3.75
Robotti Advisors' Advisory Clients	07/31/2006	5,000	BUY	$3.90
RIC	07/28/2006	1,400	BUY	$3.923
Robotti Advisors' Advisory Clients	07/27/2006	2,000	BUY	$3.90
RIC	07/19/2006	2,500	BUY	$3.93
RIC	07/18/2006	7,500	BUY	$3.98

(d) No Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not Applicable.

Item 6.   Contracts, Arrangements, Understanding or Relationships with Respects to Securities of the Issuer

Item 6 is amended to add the following transactions:

On September 5, 2006, Ravenswood entered into an Indemnity Agreement (the "Indemnity Agreement") with each of Mr. Robotti, Ms. Robotti and Mr. Sansone (the "Nominees"). Copies of the Indemnity Agreements are included as Exhibit C to the Nomination Letter which is attached as Exhibit 3 hereto and are incorporated by reference herein. Pursuant to the Indemnity Agreements, Ravenswood has agreed, subject to certain exceptions, to pay all costs of a proxy solicitation by Ravenswood, and to indemnify and hold each Nominee harmless from and against any and all claims of any nature arising from the proxy solicitation by Ravenswood and any related transactions. The Nominees will not receive any compensation from any of the Reporting Persons for their services as directors of Advanced Marketing if elected. If elected, the Nominees will be entitled to such compensation from Advanced Marketing as is provided to other non-employee directors.

On September 5, 2006, each of the Reporting Persons entered into an Amended and Restated Joint Filing Agreement (the "Filing Agreement"). The Filing Agreement provides for the joint filing by each of such persons of statements on Schedule 13D, restricts the ability of the Nominees to acquire additional shares of Advanced Marketing, and provides that Ravenswood will bear the expenses of the proxy solicitation. A copy of the Filing Agreement is attached hereto as Exhibit D to the Nomination Letter which is attached as Exhibit 3 hereto and is incorporated by reference herein.

On September 5, 2006, each of the Nominees executed a consent to being nominated for election as a director of Advanced Marketing and to serve as a director of the Company if elected at the Annual Meeting. A copy of the Consent of each Nominee is attached hereto as Exhibit E to the Nomination Letter which is attached as Exhibit 3 hereto and is incorporated by reference herein.

On September 5, 2006, Ravenswood sent the Nomination Letter, the Bartlett Letter and the Demand Letter, each described in Item 4 above, to Advanced Marketing.

Item 7.   Materials To Be Filed As Exhibits:

The following documents are filed herewith or have been previously filed:

1. Joint Filing Agreement dated January 30, 2006 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Suzanne Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C. and The Ravenswood Investment Company, L.P.

2. Letter dated June 26, 2006, from The Ravenswood Investment Company, L.P. to Gary Lloyd, Esq., General Counsel, Advanced Marketing Services, Inc.

3. Letter dated September 5, 2006 from The Ravenswood Investment Company, L.P. to Advanced Marketing Services, Inc. with respect to the intent to nominate three persons for election as a Director (the "Nomination Letter").

4. Letter dated September 5, 2006 from The Ravenswood Investment Company, L.P. to Robert Bartlett, Chairman of the Board of Advanced Marketing Services, Inc.

5. Letter dated September 5, 2006 from The Ravenswood Investment Company, L.P. to Advanced Marketing Services, Inc. demanding certain books and records of Advanced Marketing Services, Inc.

6.   Indemnity Agreements dated September 5, 2006 by and between The Ravenswood Investment Company, L.P., on the one hand, and each of Robert E. Robotti, Suzanne Robotti and Chris Sansone, on the other hand (included as Exhibit C to the Nomination Letter listed as Exhibit 3 above).

7. Amended and Restated Joint Filing Agreement dated September 5, 2006 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Suzanne Robotti, Kenneth R. Wasiak, Chris Sansone, Ravenswood Management Company, L.L.C. and The Ravenswood Investment Company, L.P. (included as Exhibit D to the Nomination Letter listed as Exhibit 3 above).

8. Consents each of Robert E. Robotti, Suzanne Robotti and Chris Sansone with respect to their nomination as Directors of Advanced Marketing Services, Inc. (included as Exhibit E to the Nomination Letter listed as Exhibit 3 above).

(The remainder of this page was intentionally left blank)

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 7, 2006

                                                          Robotti & Company, Incorporated

/s/ Robert E. Robotti   By: /s/ Robert E. Robotti
Robert E. Robotti   Name: Robert E. Robotti
                                                          Title: President and Treasurer

Robotti & Company, LLC   Robotti & Company Advisors, LLC

/s/ Robert E. Robotti   By: /s/ Robert E. Robotti
Name: Robert E. Robotti   Name: Robert E. Robotti
Title: President and Treasurer   Title: President and Treasurer

/s/ Suzanne Robotti   /s/ Kenneth R. Wasiak
Suzanne Robotti   Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.   The Ravenswood Investment Company, L.P.

/s/ Robert E. Robotti   By: Ravenswood Management Company, L.L.C.
Name: Robert E. Robotti   Its General Partner
Title: Managing Member

                                               By: /s/ Robert E. Robotti
                                                      Name: Robert E. Robotti
                                                      Title: Managing Member

/s/ Chris Sansone
Chris Sansone

Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of each of the corporations named below as of the date hereof.

Robotti & Company, Incorporated, Robotti & Company, LLC, and Robotti & Company Advisors, LLC

Name:	Robert E. Robotti
	(Director, President, Treasurer)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	52 Vanderbilt Avenue, New York, New York 10017
Name:	Joseph E. Reilly
	(Director, Secretary)
Citizenship:	U.S.A.
Principal Occupation:	Director and Secretary, Robotti & Company, Incorporated
Business Address:	52 Vanderbilt Avenue, New York, New York 10017
Name:	Kenneth R. Wasiak
	(Director)
Citizenship	U.S.A.
Principal Occupation:	Consultant, Pustorino, Puglisi & Co., P.C.
Business Address:	515 Madison Avenue, New York, New York 10022

Exhibit Index

The following documents are filed herewith and have been previously filed:

<u>Exhibit</u>

<u>Page</u>

(1) Joint Filing Agreement dated January 30, 2006 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Suzanne Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C. and The Ravenswood Investment Company, L.P.

Previously Filed

(2) Letter dated June 26, 2006, from The Ravenswood Investment Company, L.P. to Gary Lloyd, Esq., General Counsel, Advanced Marketing Services, Inc.

Previously Filed

(3) Letter dated September 5, 2006 from The Ravenswood Investment Company, L.P. to Advanced Marketing Services, Inc. with respect to the intent to nominate three persons for election as a Director (the "Nomination Letter").

Page 19

(4) Letter dated September 5, 2006 from The Ravenswood Investment Company, L.P. to Robert Bartlett, Chairman of the Board of Advanced Marketing Services, Inc.

Page 39

(5) Letter dated September 5, 2006 from The Ravenswood Investment Company, L.P. to Advanced Marketing Services, Inc. demanding certain books and records of Advanced Marketing Services, Inc.

Page 42

(6) Indemnity Agreements dated September 5, 2006 by and between The Ravenswood Investment Company, L.P., on the one hand, and each of Robert E. Robotti, Suzanne Robotti and Chris Sansone, on the other hand (included as Exhibit C to the Nomination Letter listed as Exhibit 3 above).

Page 25

(7) Amended and Restated Joint Filing Agreement dated September 5, 2006 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Suzanne Robotti, Kenneth R. Wasiak, Chris Sansone, Ravenswood Management Company, L.L.C. and The Ravenswood Investment Company, L.P. (included as Exhibit D to the Nomination Letter listed as Exhibit 3 above).

Page 31

(8) Consents each of Robert E. Robotti, Suzanne Robotti and Chris Sansone with respect to their nomination as Directors of Advanced Marketing Services, Inc. (included as Exhibit E to the Nomination Letter listed as Exhibit 3 above)

Page 33

EXHIBIT 3

Ravenswood Investment Company, L.P.
52 Vanderbilt Avenue
New York New York 10017
212-986-4800

September 5, 2006

VIA FACSIMILE AND UPS NEXT DAY

Advanced Marketing Services, Inc.
5880 Oberlin Drive
San Diego, California 92121
Attn: Corporate Secretary

RE: Shareholders Notice of Intent Nominate Three Persons for Election as a Director

Ladies and Gentlemen:

The Ravenswood Investment Company, L.P., (the "Fund" or "Ravenswood"), is the record owner of 10,000 shares of common stock, $0.01 par value per share ("Common Stock"), of Advanced Marketing Services, Inc. (the "Company") and the beneficial owner of an additional 762,339 shares of Common Stock (such 772,339 shares representing approximately 4.1% of the outstanding shares of Common Stock). The Fund intends to continue to hold these shares through the date of the Annual Meeting (as defined below). In addition, Robotti & Company Advisors, LLC ("Robotti Advisors") may be deemed to beneficially own 550,108 shares of Common Stock (approximately 2.9% of the outstanding shares of Common Stock) owned by its clients, Robotti & Company, LLC ("Robotti & Company") may be deemed to beneficially own 22,869 shares of Common Stock (less than 1.0% of the outstanding shares of Common Stock) owned by its discretionary customers and Suzanne Robotti beneficially owns 9,358 shares of Common Stock (less than 1.0% of the outstanding shares of Common Stock). Exhibit A sets forth additional information concerning certain parties related to the Fund (the "Related Parties"). None of the shares beneficially owned or deemed beneficially owned by any of the Related Parties are shares with respect to which any such party has the right to acquire beneficial ownership as specified in Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

This notice (this "Notice") is given pursuant to the requirements set forth in Article III Section 3(b) of the Company's bylaws (the "Bylaws"), filed as an exhibit to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (the "SEC") on February 8, 2006. According to Article III Section 3(b) of the Bylaws, (i) where an annual meeting is held more than 30 days after the anniversary of the preceding annual meeting, notice is timely if received by the Secretary by the later of the 75th day prior to the forthcoming meeting date and the close of business on the 30th day following the date on which the Company first makes public disclosure of the meeting date, and (ii) in the case of a special meeting, the close of business on the 15th day following the date on which the Company first makes public disclosure of the meeting date. The Company has not had a meeting of stockholders since 2003. The Company has not made public disclosure of the meeting date. Accordingly, the Fund's notice is being delivered within the constraints of such deadlines. The Fund does not acknowledge the validity of the procedures set forth in Article III Section 3(b) of the Bylaws and the execution and delivery of this notice, and any additional information, by or on behalf of the Fund shall not be deemed to constitute a waiver of the Fund's right to contest the validity of such procedures.

The Fund hereby gives written notice on the date hereof of its intention to, at the next Annual Meeting of Stockholders, or any other meeting of stockholders held (or consent solicitation engaged in) in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting"), nominate Robert E. Robotti, Suzanne Robotti and Chris Sansone (the "Nominees") for election as a directors, to serve until the annual meeting of shareholders three years thereafter and until his or her successor has been duly elected and qualified.

Based on the current size of the Board, the Fund is assuming that seven directors are to be elected at the Annual Meeting. The Fund reserves the right to nominate additional nominees, including enough nominees so that the Fund's nominees, if elected, would represent a majority or all of the Company's Board of Directors. One instance under which the Fund may nominate additional nominees is if the Company has increased or does increase the number of directors to be elected at the Annual Meeting. The Fund also reserves the right to nominate one or more substitute nominees if the Company has taken any action that has, or if consummated would have, the effect of disqualifying any Nominee or any such additional nominee from serving as a director or if such Nominee or additional nominee is otherwise unable to serve for any reason.

The Fund hereby represents that it intends to appear in person or by proxy at the Annual Meeting to nominate the Nominees for election as directors. The Related Parties may solicit proxies in favor of such nomination. Certain additional information regarding the Nominees is set forth in Exhibit B to this Notice.

The Fund has entered into an Indemnity Agreement (the "Indemnity Agreement") with each of the Nominees. A copy of the form of Indemnity Agreement is attached hereto as Exhibit C. Pursuant to the Indemnity Agreements, the Fund has agreed, subject to certain exceptions, to pay all costs of a proxy solicitation by the Fund, and to indemnify and hold each Nominee harmless from and against any and all claims of any nature arising from the proxy solicitation by the Fund and any related transactions. The Nominees will not receive any compensation from the Related Parties for their services as directors of the Company if elected. If elected, the Nominees will be entitled to such compensation from the Company as is provided to other non-employee directors.

Each of the Related Parties has entered into an Amended and Restated Joint Filing Agreement (the "Filing Agreement"). The Filing Agreement provides for the joint filing by each of such persons of statements on Schedule 13D, restricts the ability of the Nominees to acquire additional shares of the Company, and provides that the Fund will bear the expenses of the proxy solicitation. A copy of the Filing Agreement is attached hereto as Exhibit D.

Each of the Nominees has executed a consent to being nominated for election as a director of the Company and to serve as a director of the Company if elected at the Annual Meeting. The consents executed by each of the Nominees are attached hereto as Exhibit E. The Indemnity Agreements, the Filing Agreement and the Consents are the sole arrangements or understandings between each Nominee and any other person pursuant to which the Nominee was selected as a Nominee.

Exhibit F hereto sets forth with respect to all securities of the Company purchased or sold within the past two years, the dates on which they were purchased or sold and the amount purchased or sold on each such date by the Related Parties.

Except as disclosed herein or in any of the exhibits attached hereto, none of the Related Parties: (i) owns any securities of the Company of record but not beneficially; (ii) owns, nor do any of their associates own, beneficially any securities of the Company, directly or indirectly; (iii) owns any securities of any parent or subsidiary of the Company, directly or indirectly; (iv) has, nor do any of their associates have, any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates; (v) has, nor do any of their associates have, any arrangement or understanding with any person with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (vi) had or will have, nor does any member of their immediate family have, a direct or indirect material interest in any transaction, or series of similar transactions, since the beginning of the Company's last fiscal year, or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000; (vii) has, nor has any member of their immediate family or any associate been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last fiscal year in an amount in excess of $60,000; (viii) has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Meeting proposed in this Notice aside from their respective interests as shareholders of the Company; (ix) has borrowed or obtained any funds for the purpose of acquiring or holding any securities of the Company; (x) is presently, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (xi) has, during the past ten years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (xii) has, during the past five years, been involved in any of the legal proceedings described in Item 401(f) of Regulation S-K under the Securities Act of 1933, as amended ("Regulation S-K"). The term "associates" shall have the meaning as that term is defined in Rule 14a-1 of Regulation 14A under the Securities Exchange Act of 1934, as amended.

Except as otherwise set forth in this Notice, there are no material proceedings in which the Nominee or any of his associates is a party adverse to the Company or any of its subsidiaries, or in which any Nominee or his or her associates have a material interest adverse to the Company or any of its subsidiaries.

No Nominee has ever served on the Board of Directors nor been an officer of the Company. Except as otherwise set forth in this Notice, none of the Nominees nor any of their respective associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to other plans or other compensation from, or related to, services rendered on behalf of the Company, or is subject to any arrangement described in Item 402 of Regulation S-K.

Except as otherwise set forth in this Notice (a) none of the relationships regarding any Nominee described in Item 404(b) of Regulation S-K exists or has existed, (b) there are no relationships involving any Nominee or any of their respective associates that would have required disclosure under Item 402(j) of Regulation S-K had such Nominee been a director of the Company, (c) there are no family relationships (as defined in Section 401(d) of Regulation S-K) between any Nominee and any director or officer of the Company or person nominated by the Company to become a director or executive officer.

If the Fund proceeds with a solicitation of proxies in support of the nomination, it is anticipated that the Related Parties and certain of their employees, if any, would be participants in such solicitation, and may engage a proxy solicitation agent whose fees and number of employees to be employed for such solicitation would be agreed upon at the time of such engagement. The business address of each such employee would be the same as that of its employer.

The Fund would bear the cost of such proxy solicitation, but would intend to seek reimbursement for the cost of such solicitation from the Company if any of the Nominees are elected as directors. The Fund does not intend to seek shareholder approval for such reimbursement. While no precise estimate of this cost can be made at the present time, the Fund currently estimates that it would spend a total of approximately $50,000 to $200,000 for such solicitation of proxies, including expenditures for attorneys, proxy solicitation agents, and advertising, public relations, printing, transportation and related expenses. As of the date hereof, the Fund has not incurred any solicitation expenses. In addition to soliciting proxies by mail, proxies may be solicited in person, by telephone or facsimile, by delivery service or email, on the internet, through advertisements or otherwise.

The information included in this Notice, including the exhibits attached hereto, represents the Fund's best knowledge as of the date hereof. The Fund reserves the right, in the event such information shall be or become inaccurate, to provide corrective information to the Company as soon as reasonably practicable, although the Fund does not commit to update any information that may change from and after the date hereof. If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of the Nominee at the Annual Meeting, or if any Nominee or additional nominee shall be unable to serve for any reason, this Notice shall be effective with respect to the remaining Nominees and any substitute Nominee selected by the Fund.

If you believe that this Notice for any reason is defective in any respect, the Fund requests that you so notify it no later than noon (New York time) on September 7, 2006 by contacting Matthew J. Day, Esq. by telephone at (212) 673-0484 or by facsimile at (646) 349-5783.

Please direct any questions regarding the information contained in this Notice to Matthew J. Day, Esq., 380 Lexington Avenue, Suite 1700, New York, New York 10168 by telephone at (212) 673-0484.

Very truly yours,

The Ravenswood Investment Company, LP

By: /s/ Robert E. Robotti
Name: Robert E. Robotti
Title: Managing Member of Ravenswood Management Company, L.L.C., which serves as the General Partner of The Ravenswood Investment Company, L.P.

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EXHIBIT A

Related Party	Number of Shares Directly or Indirectly Beneficially Owned	Shares Owned of Record	Approximate Percentage*
Robotti	1,345,316	0	7.0%
Robotti & Company Incorporated	572,977	0	3.0%
Robotti & Company	22,869	0	**
Robotti Advisors	550,108	0	2.9%
Suzanne Robotti	9,358	0	**
Ken Wasiak	772,339	0	4.1%
Ravenswood Management Company, LLC	772,339	0	4.1%
The Fund	772,339***	10,000	4.1%
Chris Sansone	0	0	0%

*Percentages in this table and this letter (and the other exhibits thereto) are based on 19,055,455 shares of the Common Stock, $0.001 par value, outstanding as of June 1, 2003, as disclosed in the Issuer's Schedule 14A Proxy Statement filed with the Securities and Exchange Commission on July 11,2003.
** Less than one percent.
*** Includes 10,000 shares owned of record.

The business address of each of the foregoing other than Mr. Wasiak and Ravenswood Management Company, LLC is 52 Vanderbilt Avenue, New York, New York, 10017. Ravenswood Management Company, LLC's business address is 104 Gloucester Road, Massapequa, New York, 11758. Mr. Wasiak's business address is 515 Madison Avenue, New York, New York 10022.

Robert E. Robotti and Suzanne Robotti are husband and wife. Accordingly, for certain purposes each may be deemed to beneficially own the shares of Common Stock owned beneficially by the other.

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EXHIBIT B

The Nominees

Robert E. Robotti, age 53. Mr. Robotti is Managing Director, President, and founder of Robotti & Company, LLC, a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Robotti & Company Advisors LLC, an SEC-registered investment adviser, both of which were established in 1983. Prior to forming the Robotti companies, Mr. Robotti was a vice president and shareholder of Gabelli & Company, Inc. Before that he was associated with Paine Webber Inc. and Blyth, Eastman, Dillon. Mr. Robotti worked in public accounting before coming to Wall Street and is a CPA. Mr. Robotti holds a BS from Bucknell University and an MBA in Taxation from Pace University.

Mr. Robotti serves on the Board of Directors of Panhandle Royalty Company, an American Stock Exchange listed company with a class of stock registered under Section 12 of the Exchange Act. Mr. Robotti is also a member of its Audit & Compensation Committees. He is also a member of the Advisory Committee on Smaller Public Companies established by the Securities and Exchange Commission to examine the impact of the Sarbanes Oxley Act.

Suzanne Robotti, age 49. Ms. Robotti's principal occupation since October 2004 is as a broker with Robotti & Company, LLC, a broker-dealer registered under Section 15 of Exchange Act. Ms. Robotti holds NASD Series 7 and 63 licenses. From May 2004 to September 2004, Ms. Robotti was Vice President of Advertising Sales for Profile Pursuit, a magazine publisher. Prior to May 2004, Ms. Robotti was regional director of sales development for FirstSearch Technology, a software supplier to environmental engineering companies. From 1999 through 2003, she was a consultant in the magazine publishing field. In 1990, Ms. Robotti launched her first magazine. In 1995, she launched her second magazine which reached a circulation of one million. In 1996, Ms. Robotti raised capital from an institutional investment company and in 1997 she acquired a third magazine. In 1999, she sold all three magazines to the international conglomerate, Bertelsmann. Ms. Robotti received her BA from University of Maryland in 1975.

Chris Sansone, age 32. Mr. Sansone's principal occupation since September 2003 has been serving as a portfolio manager for Robotti & Company, LLC, a broker-dealer registered under Section 15 of Exchange Act. From June 2003 to September 2003, Mr. Sansone was a trader in equity trading at Schwab Capital Markets. From September 2002 to June 2003, Mr. Sansone was a trader in equity trading at Jeffries & Company. From April 1999 to September 2002, Mr. Sansone was a trader in equity trading at Herzog, Heine, Geduld. Mr. Sansone is currently a member of the Equity Securities Holders' Committee representing shareholder's claims in the OCA Inc. bankruptcy proceedings.

The business address of each of the Nominees and Robotti & Company, LLC is 52 Vanderbilt Avenue, New York, New York, 10017. None of the companies named on this Exhibit B is a parent, subsidiary or affiliate of Advanced Marketing Services, Inc.

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EXHIBIT C

INDEMNITY AGREEMENT

September 5, 2006

Robert E. Robotti
52 Vanderbilt Avenue, Fourth Floor
New York, NY 10017-3808

Re: Advanced Marketing Services, Inc.

Dear Bob:

Thank you for agreeing to serve as a nominee (a "Nominee") to the Board of Directors of Advanced Marketing Services, Inc. (the "Company") in the proxy solicitation that The Ravenswood Investment Company, L.P. (the "Participant") is considering undertaking to nominate and elect directors at the Company's next Annual Meeting of Stockholders, or any other meeting of stockholders held (or consent solicitation engaged in) in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting"). Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its stockholders. This letter will set forth the terms of our agreement.

1.   The Participant shall pay all costs of the proxy solicitation to be conducted by the Participant in connection with the Annual Meeting (the "Proxy Contest"); provided however that the Participant reserves the right to seek reimbursement for such costs from the Company.

2.   You understand that it may be difficult, if not impossible, to replace nominees who, such as yourself, have agreed to serve on the slate and later change their minds and determine not to seek election. Accordingly, the Participant is relying upon your agreement to seek nomination. In that regard, you are being supplied with a questionnaire (a "Questionnaire") in which you will provide the Participant with information necessary for the Participant to make appropriate disclosures both to the Company and for use in creating the proxy material to be sent to shareholders of the Company that will be filed with the Securities and Exchange Commission. You have agreed that (i) you will immediately complete and sign the questionnaire and return it to the undersigned and (ii) your responses to the questions contained therein will be true and correct in all respects. The Participant has also enclosed a form letter (the "Consent Letter") to the Company informing the Company that you consent to being a nominee of the Participant for the election as a director of the Company and, if elected, consent to serve as a director of the Company.

3.   The Participant agrees to indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the proxy solicitation by the Participant and any related transactions, irrespective of the outcome; provided, that this indemnification agreement and all of the Participant's obligations hereunder may be terminated by the Participant in its sole discretion, in the event that you withdraw as a Nominee. This indemnification will include any and all (each, a "Loss") losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys' fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the proxy solicitation by the Participant and any related transactions.

Nothing herein shall be construed to provide you an indemnity: (i) for any actions taken by you as a director of the Company, if you are elected, (ii) in the event you are found to have engaged in a violation of any provision of state or federal law in connection with the Proxy Contest unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the nominees contemplated by the Participant; (iii) if you acted in a manner which constitutes gross negligence or willful misconduct; (iv) if the claim results from any misstatement or omission of material fact in your Questionnaire; or (v) in the event you are deemed to beneficially own any shares of the Company other than those beneficially owned by the Participant (without the prior written consent of the Participant). In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give the Participant written notice of such claim or Loss. Upon receipt of such written notice, the Participant will provide you with counsel to represent you. In addition, you will be reimbursed promptly for all Losses suffered by you and for all reasonable out-of-pocket expenses incurred by you relating to the proxy solicitation and any related transactions. The Participant shall not be responsible for any settlement of any claim against you covered by this indemnity without its prior written consent. However, the Participant may not enter into any settlement of any such claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

4.   Each of us recognizes that should you be elected to the Board of Directors of the Company all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duties to the shareholders of the Company and, as a result, that there is, and can be, no agreement between you and the Participant which governs the decisions which you will make as a director of the Company.

5.   This letter sets forth the entire agreement between the Participant and you as to the subject matter contained herein, and cannot be amended, modified or terminated except by a writing executed by the Participant and you. This letter shall be governed by the laws of the State of New York, without giving effect to principles of conflicts of law.

If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours,

By: The Ravenswood Investment
           Company, L.L.C.
           Its General Partner

By: /s/ Robert E. Robotti
           Name: Robert E. Robotti
           Title: Managing Member

ACCEPTED AND AGREED:

/s/ Robert E. Robotti
Robert E. Robotti

INDEMNITY AGREEMENT

September 5, 2006

Chris Sansone
52 Vanderbilt Avenue, Fourth Floor
New York, NY 10017-3808

Re: Advanced Marketing Services, Inc.

Dear Chris:

Thank you for agreeing to serve as a nominee (a "Nominee") to the Board of Directors of Advanced Marketing Services, Inc. (the "Company") in the proxy solicitation that The Ravenswood Investment Company, L.P. (the "Participant") is considering undertaking to nominate and elect directors at the Company's next Annual Meeting of Stockholders, or any other meeting of stockholders held (or consent solicitation engaged in) in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting"). Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its stockholders. This letter will set forth the terms of our agreement.

1.   The Participant shall pay all costs of the proxy solicitation to be conducted by the Participant in connection with the Annual Meeting (the "Proxy Contest"); provided however that the Participant reserves the right to seek reimbursement for such costs from the Company.

2.   You understand that it may be difficult, if not impossible, to replace nominees who, such as yourself, have agreed to serve on the slate and later change their minds and determine not to seek election. Accordingly, the Participant is relying upon your agreement to seek nomination. In that regard, you are being supplied with a questionnaire (a "Questionnaire") in which you will provide the Participant with information necessary for the Participant to make appropriate disclosures both to the Company and for use in creating the proxy material to be sent to shareholders of the Company that will be filed with the Securities and Exchange Commission. You have agreed that (i) you will immediately complete and sign the questionnaire and return it to the undersigned and (ii) your responses to the questions contained therein will be true and correct in all respects. The Participant has also enclosed a form letter (the "Consent Letter") to the Company informing the Company that you consent to being a nominee of the Participant for the election as a director of the Company and, if elected, consent to serve as a director of the Company.

3.   The Participant agrees to indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the proxy solicitation by the Participant and any related transactions, irrespective of the outcome; provided, that this indemnification agreement and all of the Participant's obligations hereunder may be terminated by the Participant in its sole discretion, in the event that you withdraw as a Nominee. This indemnification will include any and all (each, a "Loss") losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys' fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the proxy solicitation by the Participant and any related transactions.

Nothing herein shall be construed to provide you an indemnity: (i) for any actions taken by you as a director of the Company, if you are elected, (ii) in the event you are found to have engaged in a violation of any provision of state or federal law in connection with the Proxy Contest unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the nominees contemplated by the Participant; (iii) if you acted in a manner which constitutes gross negligence or willful misconduct; (iv) if the claim results from any misstatement or omission of material fact in your Questionnaire; or (v) in the event you are deemed to beneficially own any shares of the Company other than those beneficially owned by the Participant (without the prior written consent of the Participant). In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give the Participant written notice of such claim or Loss. Upon receipt of such written notice, the Participant will provide you with counsel to represent you. In addition, you will be reimbursed promptly for all Losses suffered by you and for all reasonable out-of-pocket expenses incurred by you relating to the proxy solicitation and any related transactions. The Participant shall not be responsible for any settlement of any claim against you covered by this indemnity without its prior written consent. However, the Participant may not enter into any settlement of any such claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

4.   Each of us recognizes that should you be elected to the Board of Directors of the Company all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duties to the shareholders of the Company and, as a result, that there is, and can be, no agreement between you and the Participant which governs the decisions which you will make as a director of the Company.

5.   This letter sets forth the entire agreement between the Participant and you as to the subject matter contained herein, and cannot be amended, modified or terminated except by a writing executed by the Participant and you. This letter shall be governed by the laws of the State of New York, without giving effect to principles of conflicts of law.

If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours,

By: The Ravenswood Investment
          Company, L.L.C.
        Its General Partner

By: /s/ Robert E. Robotti
        Name: Robert E. Robotti
        Title: Managing Member

ACCEPTED AND AGREED:

/s/ Chris Sansone
Chris Sansone

INDEMNITY AGREEMENT

September 5, 2006

Suzanne Robotti
52 Vanderbilt Avenue, Fourth Floor
New York, NY 10017-3808

                    Re: Advanced Marketing Services, Inc.

Dear Su:

                    Thank you for agreeing to serve as a nominee (a "Nominee") to the Board of Directors of Advanced Marketing Services, Inc. (the "Company") in the proxy solicitation that The Ravenswood Investment Company, L.P. (the "Participant") is considering undertaking to nominate and elect directors at the Company's next Annual Meeting of Stockholders, or any other meeting of stockholders held (or consent solicitation engaged in) in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting"). Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its stockholders. This letter will set forth the terms of our agreement.

1.   The Participant shall pay all costs of the proxy solicitation to be conducted by the Participant in connection with the Annual Meeting (the "Proxy Contest"); provided however that the Participant reserves the right to seek reimbursement for such costs from the Company.

2.   You understand that it may be difficult, if not impossible, to replace nominees who, such as yourself, have agreed to serve on the slate and later change their minds and determine not to seek election. Accordingly, the Participant is relying upon your agreement to seek nomination. In that regard, you are being supplied with a questionnaire (a "Questionnaire") in which you will provide the Participant with information necessary for the Participant to make appropriate disclosures both to the Company and for use in creating the proxy material to be sent to shareholders of the Company that will be filed with the Securities and Exchange Commission. You have agreed that (i) you will immediately complete and sign the questionnaire and return it to the undersigned and (ii) your responses to the questions contained therein will be true and correct in all respects. The Participant has also enclosed a form letter (the "Consent Letter") to the Company informing the Company that you consent to being a nominee of the Participant for the election as a director of the Company and, if elected, consent to serve as a director of the Company.

3.   The Participant agrees to indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the proxy solicitation by the Participant and any related transactions, irrespective of the outcome; provided, that this indemnification agreement and all of the Participant's obligations hereunder may be terminated by the Participant in its sole discretion, in the event that you withdraw as a Nominee. This indemnification will include any and all (each, a "Loss") losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys' fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the proxy solicitation by the Participant and any related transactions.

Nothing herein shall be construed to provide you an indemnity: (i) for any actions taken by you as a director of the Company, if you are elected, (ii) in the event you are found to have engaged in a violation of any provision of state or federal law in connection with the Proxy Contest unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the nominees contemplated by the Participant; (iii) if you acted in a manner which constitutes gross negligence or willful misconduct; (iv) if the claim results from any misstatement or omission of material fact in your Questionnaire; or (v) in the event you are deemed to beneficially own any shares of the Company other than those beneficially owned by the Participant (without the prior written consent of the Participant). In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give the Participant written notice of such claim or Loss. Upon receipt of such written notice, the Participant will provide you with counsel to represent you. In addition, you will be reimbursed promptly for all Losses suffered by you and for all reasonable out-of-pocket expenses incurred by you relating to the proxy solicitation and any related transactions. The Participant shall not be responsible for any settlement of any claim against you covered by this indemnity without its prior written consent. However, the Participant may not enter into any settlement of any such claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

4.   Each of us recognizes that should you be elected to the Board of Directors of the Company all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duties to the shareholders of the Company and, as a result, that there is, and can be, no agreement between you and the Participant which governs the decisions which you will make as a director of the Company.

5.   This letter sets forth the entire agreement between the Participant and you as to the subject matter contained herein, and cannot be amended, modified or terminated except by a writing executed by the Participant and you. This letter shall be governed by the laws of the State of New York, without giving effect to principles of conflicts of law.

If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours,

By: The Ravenswood Investment
          Company, L.L.C.
        Its General Partner

By: /s/ Robert E. Robotti
        Name: Robert E. Robotti
        Title: Managing Member

ACCEPTED AND AGREED:

/s/ Suzanne Robotti
Suzanne Robotti

EXHIBIT D

**AMENDED AND RESTATED
JOINT FILING AGREEMENT**

        WHEREAS, certain of the undersigned have filed a Statement of Beneficial Ownership on Schedule 13D (the "Original Filers") with respect to shares of Advanced Marketing Services, Inc., a Delaware corporation (the "Company");

        WHEREAS, Chris Sansone (together with Robert E. Robotti and Suzanne Robotti, the "Nominees") wishes to form a group with the Original Filers (together, the "Group") with regard to the investment of The Ravenswood Investment Company, L.P. ("Ravenswood") in the Company.

        NOW, THEREFORE, IT IS AGREED:

        1.   In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of Statements of Beneficial Ownership on Schedule 13D with respect to the Common Stock of the Company.

        2.   So long as this agreement is in effect, each of the undersigned agrees not to become the beneficial owner of any shares of stock of the Company other than those beneficially owned by any of the Original Filers, without the prior written consent of Ravenswood.

        3.   Ravenswood hereby agrees to bear all expenses incurred in connection with the Group's activities. Notwithstanding the foregoing, Ravenswood shall not be required to reimburse any party for (i) out-of-pocket expenses incurred by a party in the aggregate in excess of $250 without Ravenswood's prior written approval; (ii) the value of the time of any party; (iii) legal fees incurred without Ravenswood's prior written approval; or (iv) the costs of any counsel, other than Matthew J. Day, Esq. ("Attorney"), employed in connection with any pending or threatened litigation without Ravenswood's prior written approval.

        4.   Each of the undersigned agrees to solicit proxies for the election of the Nominees, or any other person(s) nominated by Ravenswood, to the Board of Directors of the Company at a meeting of stockholders of the Company.

        5.   The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification.

        6.   This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

        7.   In the event of any dispute arising out of the provisions of this Agreement, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of New York

        8.   Any party hereto may terminate his obligations under this agreement at any time on 24 hours' written notice to all other parties, with a copy by fax to Matthew J. Day, Esq., Fax No. (646) 349-5783.

        9.   Each party acknowledges that Attorney shall act as counsel for both the Group and Ravenswood.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

Date: September 5, 2006

                                                                Robotti & Company, Incorporated

/s/ Robert E. Robotti   By: /s/ Robert E. Robotti
Robert E. Robotti   Name: Robert E. Robotti
                                                                   Title: President and Treasurer

Robotti & Company, LLC   Robotti & Company Advisors, LLC

/s/ Robert E. Robotti   By: /s/ Robert E. Robotti
Name: Robert E. Robotti   Name: Robert E. Robotti
Title: President and Treasurer   Title: President and Treasurer

/s/ Suzanne Robotti   /s/ Kenneth R. Wasiak
Suzanne Robotti   Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.   The Ravenswood Investment Company, L.P.

/s/ Robert E. Robotti   By: Ravenswood Management Company, L.L.C.
Name: Robert E. Robotti   Its General Partner
Title: Managing Member

                                                   By: /s/ Robert E. Robotti
                                                          Name: Robert E. Robotti
                                                          Title: Managing Member

/s/ Chris Sansone
Chris Sansone

EXHIBIT E

Consents of Nominees

Robert E. Robotti
52 Vanderbilt Avenue, Fourth Floor
New York, NY 10017-3808

September 5, 2006

Advanced Marketing Services, Inc.
5880 Oberlin Drive
San Diego, California 92121
Attention: Corporate Secretary

Dear Sir or Madam:

You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice to be provided by The Ravenswood Investment Company, L.P. of its intention to nominate the undersigned as a director of Advanced Marketing Services, Inc. (the "Company") at the Company's next Annual Meeting of Stockholders or other meeting of stockholders held (or consent solicitation engaged in) in lieu thereof, including any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting"), (ii) being named as a nominee in the preliminary and final proxy statement, all amendments thereof, and all other filings, letters and other documents incidental or related thereto, to be filed with the Securities and Exchange Commission relating to the Annual Meeting and/or furnished to shareholders of the Company and (iii) serving as a director of the Company if elected at the Annual Meeting.

Very truly yours,

/s/ Robert E. Robotti

Robert E. Robotti

(The remainder of this page was intentionally left blank)

Chris Sansone
52 Vanderbilt Avenue, Fourth Floor
New York, NY 10017-3808

September 5, 2006

Advanced Marketing Services, Inc.
5880 Oberlin Drive
San Diego, California 92121
Attention: Corporate Secretary

Dear Sir or Madam:

You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice to be provided by The Ravenswood Investment Company, L.P. of its intention to nominate the undersigned as a director of Advanced Marketing Services, Inc. (the "Company") at the Company's next Annual Meeting of Stockholders or other meeting of stockholders held (or consent solicitation engaged in) in lieu thereof, including any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting"), (ii) being named as a nominee in the preliminary and final proxy statement, all amendments thereof, and all other filings, letters and other documents incidental or related thereto, to be filed with the Securities and Exchange Commission relating to the Annual Meeting and/or furnished to shareholders of the Company and (iii) serving as a director of the Company if elected at the Annual Meeting.

Very truly yours,

/s/ Chris Sansone

Chris Sansone

(The remainder of this page was intentionally left blank)

Suzanne Robotti
52 Vanderbilt Avenue, Fourth Floor
New York, NY 10017-3808

September 5, 2006

Advanced Marketing Services, Inc.
5880 Oberlin Drive
San Diego, California 92121
Attention: Corporate Secretary

Dear Sir or Madam:

You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice to be provided by The Ravenswood Investment Company, L.P. of its intention to nominate the undersigned as a director of Advanced Marketing Services, Inc. (the "Company") at the Company's next Annual Meeting of Stockholders or other meeting of stockholders held (or consent solicitation engaged in) in lieu thereof, including any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting"), (ii) being named as a nominee in the preliminary and final proxy statement, all amendments thereof, and all other filings, letters and other documents incidental or related thereto, to be filed with the Securities and Exchange Commission relating to the Annual Meeting and/or furnished to shareholders of the Company and (iii) serving as a director of the Company if elected at the Annual Meeting.

Very truly yours,

/s/ Suzanne Robotti

Suzanne Robotti

(The remainder of this page was intentionally left blank)

EXHIBIT F

PURCHASES AND SALES OVER THE PAST TWO YEARS

The following table sets forth for each Related Party, his, her or its purchases and sales of Common Stock within the previous two years, the dates of the transactions and the amounts purchased or sold:

Related Party	Transaction Dates	Transaction	# of Shares
Robotti & Company	10-Feb-05	Buy	1200
Robotti & Company	21-Mar-05	Short	(2,500)
Robotti & Company	8-Apr-05	Cover	2,500
Ravenswood	8-Apr-05	Short	(1,000)
Ravenswood	8-Apr-05	Cover	1,000
Ravenswood	14-Apr-05	Buy	15,000
Robotti & Company	15-Apr-05	Buy	2,500
Ravenswood	15-Apr-05	Buy	10,000
Robotti & Company	18-Apr-05	Buy	2,500
Ravenswood	18-Apr-05	Buy	7,500
Robotti & Company	19-Apr-05	Buy	7,469
Robotti Advisors	19-Apr-05	Buy	219,636
Ravenswood	19-Apr-05	Buy	201,958
Robotti & Company	20-Apr-05	Buy	2,075
Suzanne Robotti	20-Apr-05	Buy	58
Robotti Advisors	20-Apr-05	Buy	62,379
Ravenswood	20-Apr-05	Buy	57,266
Robotti & Company	22-Apr-05	Buy	300
Ravenswood	25-Apr-05	Buy	12,000
Ravenswood	26-Apr-05	Buy	20,000
Suzanne Robotti	2-May-05	Buy	3,500
Suzanne Robotti	2-May-05	Buy	3,500
Robotti Advisors	2-May-05	Buy	2,400
Robotti & Company	2-May-05	Buy	900
Suzanne Robotti	3-May-05	Buy	2,300
Robotti & Company	6-May-05	Buy	400
Robotti Advisors	11-May-05	Buy	2,800
Robotti & Company	20-May-05	Buy	5,000
Ravenswood	20-May-05	Buy	37,500
Robotti & Company	23-May-05	Buy	5,000
Ravenswood	25-May-05	Buy	15,000
Ravenswood	25-May-05	Buy	16,000
Ravenswood	1-Jun-05	Buy	6,250
Robotti Advisors	3-Jun-05	Buy	1,300
Robotti Advisors	22-Jun-05	Buy	6,300
Ravenswood	24-Jun-05	Buy	17,500
Robotti Advisors	27-Jun-05	Buy	25,050
Robotti & Company	12-Jul-05	Buy	300
Robotti & Company	14-Jul-05	Sell	(5,000)
Robotti Advisors	21-Jul-05	Buy	2,300
Robotti Advisors	22-Jul-05	Buy	22,700
Robotti Advisors	16-Aug-05	Buy	4,500

Ravenswood	16-Aug-05	Buy	6,000
Robotti & Company	22-Aug-05	Buy	1,725
Ravenswood	22-Aug-05	Buy	1,175
Ravenswood	23-Aug-05	Buy	500
Ravenswood	25-Aug-05	Buy	4,000
Ravenswood	26-Aug-05	Buy	1,800
Ravenswood	31-Aug-05	Buy	4,200
Robotti Advisors	1-Sep-05	Buy	2,600
Ravenswood	2-Sep-05	Buy	2,200
Robotti Advisors	7-Sep-05	Buy	1,450
Ravenswood	7-Sep-05	Buy	2,750
Ravenswood	8-Sep-05	Buy	4,500
Ravenswood	9-Sep-05	Buy	2,500
Robotti & Company	9-Sep-05	Buy	2,500
Robotti Advisors	13-Sep-05	Buy	250
Ravenswood	14-Sep-05	Buy	20,175
Ravenswood	19-Sep-05	Buy	3,000
Ravenswood	21-Sep-05	Buy	7,000
Robotti Advisors	22-Sep-05	Buy	2,500
Robotti Advisors	28-Sep-05	Buy	2,500
Ravenswood	29-Sep-05	Buy	7,000
Robotti Advisors	3-Oct-05	Buy	20,262
Ravenswood	3-Oct-05	Buy	3,000
Robotti Advisors	6-Oct-05	Buy	1,542
Robotti Advisors	11-Oct-05	Buy	1,300
Robotti Advisors	17-Oct-05	Buy	52,000
Robotti Advisors	18-Oct-05	Buy	7,246
Robotti Advisors	27-Oct-05	Buy	2,450
Ravenswood	27-Oct-05	Buy	5,000
Robotti Advisors	2-Nov-05	Buy	32,450
Ravenswood	2-Nov-05	Buy	143,565
Robotti Advisors	11-Nov-05	Buy	3,700
Robotti Advisors	21-Nov-05	Buy	7,200
Robotti & Company	22-Nov-05	Buy	800
Robotti Advisors	23-Nov-05	Buy	3,300
Robotti Advisors	9-Dec-05	Buy	800
Robotti Advisors	12-Dec-05	Buy	4,000
Robotti & Company	15-Dec-05	Buy	1,700
Robotti & Company	16-Dec-05	Buy	500
Ravenswood	19-Dec-05	Buy	20,000
Robotti Advisors	28-Dec-05	Buy	3,500
Ravenswood	28-Dec-05	Buy	37,500
Ravenswood	29-Dec-05	Buy	20,000
Robotti & Company	29-Dec-05	Buy	0
Ravenswood	30-Dec-05	Buy	22,500
Robotti Advisors	17-Jan-06	Buy	11,150
Robotti Advisors	20-Jan-06	Buy	450
Robotti Advisors	23-Jan-06	Buy	500

Robotti Advisors	24-Jan-06	Buy	4,500
Robotti Advisors	1-Feb-06	Buy	2,600
Robotti Advisors	7-Feb-06	Buy	2,600
Robotti Advisors	10-Feb-06	Buy	500
Robotti Advisors	14-Feb-06	Buy	1,500
Robotti Advisors	7-Mar-06	Sell	(2,600)
Robotti Advisors	16-Mar-06	Buy	162
Robotti Advisors	20-Mar-06	Buy	4,038
Robotti Advisors	17-Apr-06	Buy	3,602
Robotti Advisors	19-Apr-06	Buy	1,277
Robotti Advisors	21-Apr-06	Buy	550
Robotti Advisors	24-Apr-06	Buy	1,000
Robotti Advisors	25-Apr-06	Buy	550
Robotti Advisors	2-May-06	Buy	3,471
Robotti & Company	4-May-06	Sell	(8,000)
Ravenswood	12-May-06	Buy	2,750
Robotti Advisors	15-May-06	Buy	3,650
Ravenswood	17-May-06	Buy	12,500
Robotti Advisors	18-May-06	Buy	500
Robotti Advisors	18-May-06	Buy	1,900
Robotti Advisors	23-May-06	Buy	1,500
Robotti & Company	23-May-06	Buy	1,000
Ravenswood	15-Jun-06	Buy	2,200
Ravenswood	16-Jun-06	Buy	1,400
Ravenswood	19-Jun-06	Buy	2,750
Ravenswood	23-Jun-06	Buy	5,000
Ravenswood	18-Jul-06	Buy	7,500
Ravenswood	19-Jul-06	Buy	2,500
Robotti Advisors	27-Jul-06	Buy	2,000
Ravenswood	28-Jul-06	Buy	1,400
Robotti Advisors	31-Jul-06	Buy	5,000
Robotti Advisors	1-Aug-06	Buy	1,750
Robotti Advisors	4-Aug-06	Sell	(457)

EXHIBIT 4

Ravenswood Investment Company, L.P.
52 Vanderbilt Avenue
New York New York 10017
212-986-4800

September 5, 2006

VIA FACSIMILE AND
UPS NEXT DAY

Robert F. Bartlett
Chairman of the Board
Advanced Marketing Services, Inc.
5880 Oberlin Drive
San Diego, California 92121

Dear Mr. Bartlett:

The Ravenswood Investment Company, L.P. and other companies with which I am affiliated own 1,335,316 shares of Common Stock, or 7.0% of the number of outstanding shares, of Advanced Marketing Services, Inc. ("Advanced Marketing" or the "Company"). On June 20, 2006, our representatives had a telephone conversation (the "June 20 Telephone Conversation") with Gary Lloyd, Esq., Advanced Marketing's General Counsel, and Gary J. Singer, Esq., Advanced Marketing's outside counsel. On the June 20 Telephone Conversation, Mr. Lloyd said he would discuss the issues we raised with Advanced Marketing's Board of Directors and contact us with the results of discussion with the Board.

Since we heard nothing from Mr. Lloyd, we followed our conversation up with a letter to Mr. Lloyd dated June 26, 2006, which we filed with the SEC as an exhibit to our Schedule 13D. We received a cursory response from Mr. Lloyd dated July 6, 2006, which we have attached as Exhibit 1, but no substantive response from him to the issues we raised and no response from any other executive officer or member of the Board of Directors. On August 28, 2006, two months after our letter, I again called Mr. Lloyd who told me that the Company was working on a response. I also called your telephone number (which I obtained from Mr. Lloyd), was told you were unavailable and left you a message. Finally, Tryg Myhren returned my telephone call but gave no substantive information regarding the Company.

To reiterate, the issues we raised were:

(1) What is the current financial position of the Company?

(2) What are the reasons for the deregistration of the Company's stock and its plans for future reporting of financial and other information?

(3) What is the Company's short-term and long-term strategic direction?

(4) What are the reasons for the departure of Bruce C. Myers as president and chief executive officer of Advanced Marketing and his replacement by Gary M. Rautenstrauch?

(5) What are the reasons for and the intended outcome of any other recent staffing changes?

Subsequently, we have heard rumors that Advanced Marketing has retained an investment bank to assist it in refinancing its debt. We have also heard rumors that the debt had been placed with a hedge fund. We have not heard from the Company. We, as we believe all equity holders would be, are greatly concerned that either the refinancing would be dilutive to current equity holders or that the debt – which is secured by the Company's receivables -- would be refinanced by an entity which would subsequently put the Company into bankruptcy, thus making the equity worthless.

As you know, Advanced Marketing has received numerous waivers of its financial covenants, so a bankruptcy scenario is certainly a risk. We assume that your counsel has informed you that the Board and executive officers of the Company should also be concerned for themselves in the event of a bankruptcy, as the effect of Item 401(f) of Regulation S-K will make any bankruptcy of the Company required disclosure for any company in which any member of the Board or any executive officer acts as a board member or executive officer for a five year period; accordingly, an Advanced Marketing bankruptcy would likely effectively bar the Board or management from acting as either a director or an executive officer of a public company for that time period.

Management's and the Board of Directors' lack of substantive response for nine weeks since the June 20 Telephone Conversation – while it has had time to launch such business initiatives as its new Bluefin Global Logistics – raises the concern that this Board will simply ignore its shareholders. Accordingly, we believe it is time to appoint three representatives of significant shareholders to its Board of Directors. Ideally, these would be representatives of several different large stockholders of the Company. Unfortunately, because of the Board's imposition of a Stockholders Rights Plan, we are reticent to speak with and cannot develop a slate with other stockholders. If you will waive these provisions, we would be happy to put up a slate involving other large stockholders.

Due to management's and the Board's demonstrated failure to address the issues previously raised by us and outlined once again above, as a precaution to the Board further ignoring its stockholders, and due to the Board's imposition of notification requirements for nominating candidates for the Board of Directors, we are today filing with the Secretary of the Company a formal notice nominating three persons for our slate of directors for the 2006 Annual Meeting of Shareholders. You will note that the three person slate is short of a majority because we are currently looking for stockholder representation on the Board of Directors not to take over the Company.

However, if we are forced, by the Board's deliberate failure to address the issues we have outlined, to run a slate of Directors, we intend to (1) file a slate to replace all seven members of the Board of Directors [1], and (2) cause the Company to have its first stockholders meeting since 2003. Since the Company will shortly no longer be subject to Proxy Rule 14a-7, we are also filing today a demand for the list of the Company's stockholders. Since management and the Board only owns 9.8% of the outstanding shares (excluding options, many of which are far out of the money), we think, if you force us to conduct a proxy contest, that it is one we can easily win.

Mr. Bartlett, it is now in your hands. We eagerly look forward to action not words from you. You can either engage your stockholders with respect to the issues we have outlined as well as the prospect of refinancing the Company's debt and appoint stockholders to the Board of Directors or face a proxy contest to replace the entire Board of Directors.

Sincerely,
/s/ Robert E. Robotti
Robert E. Robotti
Managing Member of Ravenswood Management Company, L.L.C., General Partner of The
Ravenswood Investment Company, L.P.

cc: Loren C. Paulsen
             Interim CEO
          Lynn S. Dawson
             Director
          Bruce E. Grout
             Director
          James A. Leidich
             Director
          Trygve E. Myhren
             Director
          E. William Swanson
             Director

[1] Although the Board of Directors is staggered, the end of the terms to which each Director has come and gone.

Advanced Marketing Services, Inc.
5880 Oberlin Drive
San Diego, CA 92121
858-457-2500
Fax 858-452-2237

July 6, 2006

By Facsimile: 212-986-0816

Mr. Robert E. Robotti
The Ravenswood Investment Company, L.P.
52 Vanderbilt Avenue
New York, New York 10017-3808

Re: Your Letter Dated June 26, 2006

Dear Mr. Robotti

Thank you for your letter dated June 26, 2006, in connection with the telephone conference that Gary J. Singer, Esq., of O'Melveny & Myers LLP and I conducted with you, Mr. Sansone, and counsel for The Ravenswood Investment Company, L.P. ("Ravenswood"). As Mr. Singer and I stated during the conference call, Advanced Marketing Services, Inc. values communications from its stockholders and appreciates the concerns that you have expressed.

Following our telephone conference, a summary of our conversation and a copy of your letter was provided to the Company's Board of Directors. Please be assured that the Board is considering Ravenswood's suggestions regarding communications with stockholders. When the Board has determined a communications plan, it will be provided to stockholders.

The Company has received a copy of the Schedule 13D/A, dated June 29, 2006, filed on behalf of Robotti & Company, Incorporated, Robotti & Company Advisors, LLC, and Ravenswood. The Company notes that, although you have been critical of the Company's decision to de-register its common stock, Ravenswood has purchased more than 11,000 shares since the deregistration was announced on June 14, 2006.

Very truly yours,

/s/ Gary Lloyd
Gary Lloyd
Executive Vice President and
General Counsel

cc: The Board of Directors
        Mr. Gary M. Rautenstrauch
        Mr. Curtis R. Smith
        Gary J. Singer, Esq.

EXHIBIT 5

Ravenswood Investment Company, L.P.
52 Vanderbilt Avenue
New York New York 10017
212-986-4800

September 5, 2006

VIA FACSIMILE AND
UPS NEXT DAY

Advanced Marketing Services, Inc.
5880 Oberlin Drive
San Diego, California 92121
Attn: Corporate Secretary

     RE: Demand for Right to Inspect Books and Records Pursuant to Section 220 of the Delaware General Corporation Law

Dear Sir/Madam:

  The Ravenswood Investment Company, L.P. ("RIC") is the owner of 772,339 shares of common stock, par value $.001 per share (the "Common Stock"), of Advanced Marketing Services, Inc. ("Advanced Marketing" or the "Company"), 10,000 of which are owned of record and 762,339 are owned beneficially but not of record. Attached is documentary evidence of RIC's record ownership and such documentary evidence is a true and correct copy of what it purports to be. Pursuant to Section 220 of the Delaware General Corporation Law (the "DGCL"), as the record owner of the shares of Common Stock stated above, RIC hereby demands, under oath, that it and its attorneys, representatives and agents be given, during regular business hours, the opportunity to inspect the following books, records and documents of the Company and to make copies or extracts therefrom:

  1. A complete record or list of the holders of Common Stock certified by the Company's transfer agent(s) and/or registrar(s), setting forth the name and address of, and the number of shares of Common Stock of the Company held by, each stockholder;

  2. Relating to the list of stockholders referred to in paragraph (1), a computer disc or other electronic medium containing such list, showing the name and address of each such stockholder and the number of shares of Common Stock registered in the name of each such stockholder as of the most recent date available, together with the computer processing data necessary for RIC and its attorneys, representatives and agents to make use of such list on computer disc or other electronic medium and a hard copy printout of such list in order of descending balance for verification and analysis purposes;

  3. All daily transfer sheets showing changes in the names and addresses of the holders of Common Stock and the number of shares of Common Stock of the Company held by the Company's stockholders that are in or come into the possession of the Company or its transfer agent, or that can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trusts or their nominees from the date of the stockholder list referred to in paragraph (1);

  4. A stop transfer list or stop list relating to any shares of Common Stock of the Company and any additions, deletions, changes or corrections made thereto;

5. All information in or that comes into the Company's or its transfer agent(s)' or registrar(s)' possession or control or that can reasonably be obtained from brokers, dealers, banks, clearing agencies, voting trusts or their nominees relating to the names and addresses of and number of shares of Common Stock of the Company held by the participating brokers and banks named in the individual nominee names of Cede & Co. or other similar depositories or nominees, including respondent bank lists, and all omnibus proxies and related respondent bank proxies and listings issued pursuant to Rule 14b-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act");

6. All information in or that comes into the Company's possession or that can reasonably be obtained from brokers, dealers, banks, clearing agencies, voting trusts or their nominees relating to the names of the non-objecting beneficial owners of the Common Stock of the Company pursuant to Rule 14b-1(c) or Rule 14b-2(c) under the Exchange Act, on computer disc or other electronic medium, such computer processing data as is necessary for RIC and its attorneys, representatives and agents to make use of such information on computer disc or other electronic medium, and a hard copy printout of such information in order of descending balance for verification purposes (the "non-objecting beneficial owners" or "NOBO list"). If such information is not in the Company's possession, custody or control, such information should be requested from Automatic Data Processing — Investor Communications Services; and

7. All lists on computer discs or other electronic media and the relevant processing data and printouts (as described in paragraph (2) above) containing the name and address of and number of shares of Common Stock of the Company attributable to any participant in any employee stock ownership plan, employee stock purchase plan or other employee compensation or benefit plan of the Company in which the decision to vote shares of stock of the Company held by such plan is made, directly or indirectly, individually or collectively, by the participants in the plan and the method(s) by which RIC or its attorneys, representatives or agents may communicate with each such participant, as well as the name, address affiliation and telephone number of the trustee or administrator of each such plan, and a detailed explanation of the treatment not only of shares for which the trustee or administrator receives instructions from participants, but also shares for which either the trustee or administrator does not receive instructions or shares that are outstanding in the plan but are unallocated to any participant.

8. A correct and complete copy of the bylaws of the Company and any and all changes of any sort to the bylaws of the Company made hereafter through the date of the Annual Meeting (as hereinafter defined), including, without limitation, any amendment to existing bylaws, any adoptions of new bylaws or deletions from existing bylaws.

For purposes of the foregoing demand, we request the Company provide or otherwise make available all such information as of the date hereof, or as of the most recent date when such information was available, and as of any record date that may have already been established or is subsequently established for any annual or special meeting or consent solicitation that may be called or initiated by the Company or any stockholder or group of stockholders of the Company for the purpose of removing and/or electing directors, or any adjournment or postponement thereof, and any other record date that may be established as a new or substituted record date for any other meeting of stockholders or consent solicitation in lieu thereof and any adjournments, postponements, reschedulings or continuations thereof (in any such case, the "Annual Meeting").

RIC further demands that all modifications, additions or deletions to any and all information referred to above be immediately furnished as such modifications, additions or deletions become available to the Company or its agents or representatives from the date hereof until any Annual Meeting.

RIC will bear the reasonable costs incurred by the Company including those of its transfer agent(s) or registrar(s) in connection with the production of the information demanded.

The purpose of this demand is to enable RIC, in accordance with applicable law, to communicate with the Company's stockholders on matters relating to their interests as stockholders, to consider, evaluate and plan a proxy solicitation of the holders of the Company's Common Stock to, among other things, elect new directors and, should RIC determine to participate in a proxy solicitation, to facilitate and support that solicitation.

RIC hereby designates and authorizes Matthew J. Day, Esq., and any persons designated by Matthew J. Day, Esq., acting singly or in any combination, to conduct the inspection and copying herein requested. Please advise Matthew J. Day, Esq. at 212-673-0484 as to the time and place when the requested information will be made available in accordance with this demand. Pursuant to Section 220 of the DGCL, you are required to respond to this demand within five (5) business days.

If the Company contends that this request is incomplete or is otherwise deficient in any respect, please notify RIC immediately in writing, with a copy to Matthew J. Day, Esq. of the Law Office of Matthew J. Day, 380 Lexington Avenue, Suite 1700, New York, NY 10168; Facsimile: 646-349-5783, setting forth the facts that the Company contends support its position and specifying any additional information believed to be required. In the absence of such prompt notice, RIC will assume that the Company agrees that this request complies in all respects with the requirements of the DGCL. RIC reserves the right to withdraw or modify this request at any time.

Please acknowledge receipt of this letter and the enclosures by signing and dating the enclosed copy of this letter in the space provided below and returning the same to the undersigned in the enclosed envelope.

Sincerely,
/s/ Robert E. Robotti
Robert E. Robotti
Managing Member of Ravenswood Management Company, L.L.C., General Partner of
The Ravenswood Investment Company, L.P.

Receipt Acknowledged.

ADVANCED MARKETING SERVICES, INC

By:_____

Name: _____

Title:_____

Date:_____

(The remainder of this page was intentionally left blank)

State of New York   )
)
County of New York   )

ROBERT E. ROBOTTI, first duly sworn, deposes and says that he is a managing member Ravenswood Management Company, L.L.C., the general partner the Ravenswood Investment Company, L.P., that he is authorized to execute the foregoing demand for inspection pursuant to Section 220 of the Delaware General Corporation Law and to make the demand designations, authorizations and representations contained therein, that he executed the foregoing demand for inspection, and that the facts and statements contained in the foregoing demand for inspection are true and correct.

By: /s/ Robert E. Robotti
      Robert E. Robotti

Subscribed and sworn to before me this 5th day of Sept., 2006

/s/ Jeffrey P. Wiegand

Notary Public

My commission expires: June 27, 2009

                Jeffrey P. Wiegand
           Notary Public, State of New York
                 No. 02W16129480
            Qualified in Westchester County
           Commission Expires June 27, 2009

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[Copy of stock certificate of Advanced Marketing Services, Inc. representing 10,000 shares of Common Stock registered in the name of The Ravenswood Investment Company, L.P. omitted.]

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